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SEC FILE NUMBER
8-70932

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Optiver Execution Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 E. Randolph St., Suite 800
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Deaton	(312) 543-9969	michaeldeaton@optiver.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 E. Randolph St., Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Michael Deaton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Optiver Execution Services LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELLY A LENCE
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 16, 2027

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPTIVER EXECUTION SERVICES LLC

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Optiver Execution Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Optiver Execution Services LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2023.

Chicago, Illinois
February 23, 2024

OPTIVER EXECUTION SERVICES LLC

Statement of Financial Condition

December 31, 2023

(In thousands)

Assets		
Cash	$	5,448
Securities owned, at fair value		10,937
Receivables from broker dealers and clearing organizations		464
Commissions receivable, net		1,140
Due from affiliate		1,018
Other assets		35
Total assets	$	19,042
Liabilities and Member's Equity		
Payables to broker dealers	$	354
Due to affiliates		1,251
Accounts payable and accrued liabilities		107
Total liabilities		1,712
Member's Equity		17,330
Total liabilities and member's equity	$	19,042

See accompanying notes to financial statement.

(1) Nature of Business

Optiver Execution Services LLC (the Company) was organized on July 29, 2021 under the Limited Liability Company Act of Illinois. The Company is a wholly owned subsidiary of Optiver Ventures Partnership US LP (the Parent) and the ultimate owner of the Parent is Optiver Holding BV. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company engages in order arranging for transactions in listed securities by exchange members and put and call brokers.

(2) Significant Accounting Policies

Estimates

The financial statement was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash consists of deposits with banks that are not segregated or restricted for regulatory purposes.

Securities Owned, at fair value

Securities owned, at fair value include U.S. Treasuries that have a maturity of less than one year.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820).

Commissions Receivable, net

Commissions receivable, net represents amounts receivable from customers for commissions. The balances are presented net of an allowance for doubtful accounts expected credit loss of $9. In determining the allowance for doubtful accounts expected credit loss, the Company assesses the expected credit losses of receivables from its customers and considers factors such as historical data and market conditions that may affect collectability.

Other Assets

Other assets consists of accounts receivable and prepaid assets.

Credit Impairment

The Company measures credit losses on financial assets using the expected credit loss model ("CECL"). For the period ended December 31, 2023, the Company recognized $9 commissions receivable reported in the statement of financial condition.

(In thousands)

(3) Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly in an active market.
- Level 3 – Valuations based on unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The positions the Company carries at fair value are U.S. Treasuries. U.S. Treasuries are valued using quoted market prices, and are categorized in level 1 of the fair value hierarchy. At December 31, 2023 the Company held $10,937 of U.S. Treasuries.

The Company did not hold any assets or liabilities measured at fair value on a recurring basis using significant (un)observable inputs (Level 3) during the period ended December 31, 2023.

(4) Receivables from and Payables to Broker Dealers and Clearing Organizations

Receivable from clearing brokers on the statement of financial condition includes cash held on deposit at the clearing brokers. Payables to broker dealers include fees and commissions payable to other broker dealers. At December 31, 2023, the total amounts recievable from and payable to broker dealers and clearing organizations were $464 and $354, respectively.

(5) Contingent Liabilities

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. Management believes there are no current outstanding matters that will have a material effect on the Company's financial position.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the

(In thousands)

alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $250 or 2 percent of aggregate debit balances, as defined. At December 31, 2023 the Company had net capital of $15,135, which was $14,885 in excess of its required minimum net capital of $250.

(7) Related-Party Transactions

The Company has entered into services agreements with affiliates, in which affiliates provide administrative support, personnel services, and other general infrastructure service to assist and support the Company. As of December 31, 2023, the Company has $1,251 due to affiliates, which includes payables to settle expenses paid by or on behalf of affiliates for administrative convenience.

(8) Subsequent Events

The Company performed an evaluation of subsequent events through February 23, 2024, the date the financial statement was issued, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosures in the financial statement as of December 31, 2023.